

February 24, 2011

Mr. C.E. Rick Strattan
Chief Executive Officer
CTD Holdings, Inc.
27317 N.W. 78th Avenue
High Springs, FL 32643

> **RE:** **CTD Holdings, Inc.**
> **Form 10-K/A for the Fiscal Year ended December 31, 2009**
> **Forms 10-Q/A for the Fiscal Quarters ended March 31, 2010 and September 30, 2010 and Form 10-Q for the Fiscal Quarter ended June 30, 2010**
> **File No. 0-25466**

Dear Mr. Strattan:

We have reviewed your response letter dated February 18, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>Business, page 1</u>

1. We note your response to comment three in our letter dated February 11, 2011. In particular, we note your statement that there are at least six suppliers from which natural CDs are available, and that the percentage of supplies that you purchase from any given supplier varies each year. In order to provide context for such statement, please supplementally advise us as to the percentage of your supplies that you purchased from any of the six suppliers during the last two completed fiscal years. Further, we note your statement that very few companies supply chemically modified CDs, and the production schedule is unpredictable. To the extent material, please disclose in future filings the percentage of your business

that is dependent on chemically modified CDs, and whether the potentially limited supply has had, or could have, a material adverse effect on your business.

Competition, page 5

2. We note your response to comment six in our letter dated February 11, 2011. In your next Exchange Act report, please disclose that your exclusive right to distribute products produced by Cyclodextrin Research & Development Laboratory will expire as of July 2011 and will not be renewed.

Summary Compensation Table, page 35

3. We note your response to comment 11 in our letter dated February 11, 2011. Please confirm that in future filings you will disclose such awards of stock in the appropriate "Stock Awards" column of the Summary Compensation Table, as opposed to categorizing such awards as "Restricted Stock Awards."

* * * *

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief